SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A. Corporate Tax ID (CNPJ) no. 02.558.074/0001-73 N.I.R.E. no. 353.001.587.9-2 Publicly-held Corporation

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 23, 2003

1. DATE, TIME AND VENUE: October 23, 2003, at 12:30 a.m, in the Capital City of the State of Rio de Janeiro, at Praia de Botafogo, no. 501, 7th floor.

2. ATTENDANCE: The Directors who underwrite this minutes, there being a quorum in the terms of the Company’s By-Laws.

3. BOARD OF THE MEETING:	Presiding Officer: Francisco José Azevedo Padinha Secretary: Evandro Luís Pippi Kruel

4. AGENDA/RESOLUTION: To change the Company headquarters’ address: discussed and approved the transfer of the Company’s headquarters to the following address: Av. Roque Petroni Jr., no.1464, 6th floor – part, “B”building, Morumbi, City of São Paulo, State of São Paulo, Zip Code 04707-000. The building has also available a social access at Rua Chucri Zaidan no. 2460. The concerned areas are, since now, authorized to adopt the necessary actions for the fulfillment of this deliberation.

With nothing further to be discussed, this meeting was adjourned, and this minutes were drawn up, which read and aproved, are signed by all the Board Members.

Signatures: Francisco José Azevedo Padinha – Chief Executive Officer and Presiding Officer; Fernando Abella Garcia – Executive Vice-President for Finance, Planning and Control; Paulo Cesar Pereira Teixeira –Executive Vice-President for Operations; Luis Filipe Saraiva Castel-Branco Avelar – Executive Vice-President for Marketing and Innovation and Vice-President for IT and Product and Service Engeneering; Guilherme Portela Santos – Vice-President for Customers; Javier Rodríguez García –Vice-President for Technology and Networks; José Carlos de la Rosa Guardiola - Vice-President for Regulatory Matters and Institutional Relations and Evandro Luís Pippi Kruel – Secretary of the Board of the Meeting and General Secretary.

It is hereby declared for all purposes that the present document is a true and correct copy of the minutes drawn up and recorded in the appropriate Book.

Evandro Luís Pippi Kruel
Secretary of the Board of the Meeting - OAB/RS n° 18.780

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.